82-3116



GREAT QUEST METALS LTD.


05009110

June 9, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on June 9, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL



Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

June 9, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest's Drill Program Continues to Extend Djambaye 2 Gold Zone

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to announce the results of assays on samples from the fifth and sixth diamond drill holes, KN 07-05 and KN 08-05, on the Djambaye 2 gold zone in the Kenieba concession in western Mali, West Africa. The Company now can claim significant results in 6 of 6 holes drilled on the zone. Below are the sample results:

Drill Hole	Interval (metres)	Width (metres)	Gold (grams per tonne)
KN 07-05	53.40 – 61.85	8.45	3.31
Including	59.00 – 60.20	1.20	16.62
KN 07-05	65.20 – 69.00	3.80	3.90
KN 07-05	94.30 – 95.80	1.50	6.23
KN 08-05	60.80 – 61.60	0.80	2.13
KN 08-05	68.70 – 73.75	5.05	7.05
Including	70.55 – 72.30	1.75	17.57
KN 08-05	87.40 – 91.50	4.10	4.58

KN 07-05 was spotted 25 m southeast of KN 06-05 and drilled at -50° to the northwest, under KN 06-05. The objective of this drill hole was to test for the continuity of gold mineralization with depth. KN 06-05 intersected 1.10 m of 4.09 g/t gold and 0.90 m of 2.98 g/t gold, whereas KN 07-05 intersected 8.45 m of 3.31 g/t gold, all associated with rhyodacite dykes. The intersections in each hole, associated with a diorite dyke, include 4.45 m of 9.86 g/t gold in KN 06-05 and 3.80 m of 3.90 g/t gold in KN 07-05. KN 07-05 intersected an unexpected 1.5 m of 6.23 g/t gold from 94.30 to 95.80 m in sediments. Future drilling will test this zone.

KN 08-05 was located 190 m north of KN 07-05 and was drilled at an angle of -50° to the northwest (315°). The Company has now drilled 6 holes over a length of 350 m along the north-south Djambaye 2 gold zone. The deepest intersection on one of the main zones is 65 m. The Djambaye 2 gold zone remains open in both directions and to depth. The next drill hole, KN 09-05, is located 75 m north of KN 06-05 and drilled at -50° to the northwest.

The drill core samples were submitted to Abilab Afrique d'l'Ouest SARL (Abilab) which is located in Bamako, Mali. Most of the samples were assayed by means of fire assay with atomic absorption finish. Where visible gold was seen, the assays were completed through pulp metallic sieve analysis which is a more thorough method that helps to reduce the problems associated with the nugget effect of coarse gold. Marvin Mitchell, P.Eng, the Qualified Person pursuant to NI 43-101 on the project, has approved of the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E